FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 30, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

Farm Sale

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE:LND), complying with the provisions of Article 157, Paragraph 4 of Law 6404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that it has sold a total area of 4.408 hectares (3,202 arable hectares) of Fazenda Jatobá, a rural property located in the Municipality of Jaborandi – BA.

The sale value is 298 soybeans bags per hectare or R$121.9 million (~R$38,069/ha). The buyer has already made an initial payment equivalent to 20% of the value. The duration (average receipt time) of this sale is 2.79 years.

From the accounting perspective, the value of this area of the Treasury in the company's books is R$15.1 million (acquisition + investments net of depreciation). The expected IRR (Internal Rate of Return), in Reais, in this transaction is 16.0% per year.

Jatobá Farm was acquired in 2007, R$ 70.4 million have been invested in the acquisition and development of the property so far. The farm had a total area of 31,606 hectares, of which 22,738 hectares were sold for a total amount of R$497.9 million, remaining 8,868 hectares in the portfolio after all sales.

We remain confident in our strategy and our ability to deliver results and find innovative and efficient solutions to continue growing consistently, adding value to our shareholders.

São Paulo, June 29, 2023.

Gustavo Javier Lopez

IRO & CFO

Investor Relations:

Phone: +55 (11) 3035-5374

Email: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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